

CHUBB®

1133 Avenue of the Americas, 34th Flr., New York, NY 10036
Telephone (212) 801-4100
Facsimile (212) 801-4101

March 13, 2017

The Community Development Fund
In care of Crystal IBC LLC
Licensed Producer: Sanford F. Crystal
c/o: Tyler Entwistle
32 Old Slip - 17th Fl.
New York, NY 10005-3504

Subject: The Community Development Fund
6255 Chapman Field Drive
Miami, Florida 33156

Policy Type	Policy Number	Effective Date	Underwriting Company
Financial Institution Investment Company Asset Protection Bond	82413315	05/01/2017	Federal Insurance Company

Dear Tyler:

We are pleased to bind the following coverage.

All insurers of the Chubb Group of Insurance Companies share the same financial ratings.

1. Proposed First Name Assured: The Community Development Fund

2. Limit of Liability: $525,000

3. Insuring Clause - Limits of Liability

1.	Employee	$525,000
2.	Premises	$525,000
3.	Transit	$525,000
4.	Forgery or Alteration	$525,000
5.	Extended Forgery	$525,000
6.	Counterfeit Currency	$525,000
7.	Threats to Person	$Not Covered
8.	Computer System	$525,000
9.	Voice Initiated Transfer Instruction	$See FTI Endt.
10.	Uncollectible Items of Deposit	$250,000
11.	Audit Expense	$525,000

12. Extended Computer Systems	$ 525,000
13. Unauthorized Signature	$ 525,000
14. Fraudulent Transfer Instructions	$ 525,000

4.   Premium: $1,500   1   year Prepaid Premium

Note: Payment of premium shall be due 45 days once coverage has been bound.

5.   Deductible Amount: $0 for Insuring Clause 1
                                              $5,000 for all others

6.   Bond Period: From: 12:01 a.m. on   05/01/2017
                                To: 12:01 a.m. on   05/01/2018

7.   Endorsement(s) effective at inception:

17-02-2437 Deleting Valuation & Amending Change/Modification
17-02-1582   Revise Item 2
14-02-21330 Fraudulent Transfer Instruction
17-02-2976 Extended Computer Systems Endt
17-02-5602 Unauthorized Signature Endt
14-02-9228 Compliance with applicable Trade Sanction Law 14-02-14098 Automatic Increase in Limits Endt **10-02-2543 Address Change – Chubb Location**
10-02-1295 Important Notice to Policyholders
14-02-12160 Important Notice to Insured (ICAP bond)
10-02-1281 Terrorism Notice

8.   Commission Payable: 17.5%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

None

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter and attachments thereto issued by the Company.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb). If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

Sincerely,

Lisa Friscia

Lisa Friscia
Underwriter
Department of Financial Institutions



**OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)**

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act") effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

APPROVAL OF FIDELITY BOND

VOTED: That the Board of Trustees (the "Board"), including a majority of the independent trustees, find that the participation in the fidelity bond presented to this meeting is in the best interests of The Community Development Fund (the "Trust"), and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Trust, such fidelity bond on behalf of the Trust in the amount of $525,000;

VOTED: That the trustees, including a majority of the independent trustees, find that the premium is fair and reasonable; and

VOTED: That the officers of the Trust are hereby directed to:

(1) File with the U.S. Securities and Exchange Commission ("SEC") within ten days after execution of the fidelity bond or amendment thereof (i) a copy of the bond; (ii) a copy of each resolution of the Board, including a majority of the trustees who are not "interested persons," approving the amount, type, form and coverage of such bond and the premium to be paid by the Trust; and (iii) a statement as to the period for which the premiums for such bond have been paid;

(2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trust; and

(4) Notify by registered mail each member of the Board at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification and (ii) the filing and the settlement of any claims under the bond by the Trust at any time the filings required under (2) and (3) above are made with the SEC.

Fidelity Bond Coverage

Underwriter: Chubb Group of Insurance Companies

Period for which premiums have been paid: From 12:01 a.m. on 5/1/2017 to 12:01 a.m. on 5/1/2018

Policy Number: 82413315

Company: The Community Development Fund

Coverage: $ 525,000